

Mail Stop 3720

May 12, 2006

<u>**VIA INTERNATIONAL MAIL AND FAX (212)-833-5215.**</u>
Mr. Nobuyuki Oneda
Executive Vice President and Chief Financial Officer
Sony Corporation
7-35 Kitashinagawa 6-Chome
Shinagawa-Ku
Tokyo 141-0001, Japan

> **Re:** **Sony Corporation**
> **Form 20-F for Fiscal Year Ended March 31, 2005**
> **Filed June 23, 2005**
> **File No. 1-6439**

Dear Mr. Oneda:

      We have reviewed your supplemental response letters dated March 24, 2006 and April 21, 2006 as well as your filing and have the following comments. As noted in our comment letter dated January 24, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 20-F for Fiscal Year Ended March 31, 2005

Products and Services, page 17

Please refer to prior comment 2. We have the following comments on your reportable segments as of March 31, 2005 and organizational changes thereafter.

Reportable segments as of March 31, 2005

1. It appears to us that the CODM received discrete financial information on several business components at the product line level and legal entity level. Examples include pages 070-078, 0100-0104, and 0145 of your supplemental materials. Citing the guidance in paragraphs 10-16 of FAS 131, please identify your operating segments. Of those operating segments which you consider reportable, tell us your basis for aggregation under paragraph 17 of FAS 131.

2. Based on your response and your internal reports reviewed by the CODM, it appears to us that there are at least four components of the electronics business that are separate reportable segments under FAS 131. Our conclusion is based on our understanding that four segment managers reported directly to Mr. Idei, CODM, and oversaw a group of several discrete components of the electronics business. Mr. Takashino oversaw a group consisting of personal audio and video, IT communications, and professional (non-consumer) electronics. Mr. Kutaragi oversaw a group consisting of the semiconductor business and home entertainment (TV and home video and audio). Dr. Chubachi oversaw the component business. Mr. Ando oversaw the electronics manufacturing business and the sales and marketing operation of the electronics business including the corporate functions. Accordingly, please identify the operating segments that were aggregated into each of the four components of the electronics business. Refer to paragraphs 10-15 of FAS 131.

3. Please tell us how the operating segments identified in the previous comment met each of the aggregation criteria under paragraphs 17(a)-(e) of FAS 131, including how these segments had similar economic characteristics.

4. Please tell us how you determined that your equity investments were not reportable segments under FAS 131.

Reportable segments as of April 1, 2005 and thereafter

5. We understand that Dr. Chubachi, Sony President and Electronics CEO, has "significant authority over the Electronics business, as all of the Electronics business unit managers report to him" and he is responsible "to allocate the resources (i.e., financial, engineering, personnel, capacity, etc.) within the Electronics business, and he is relied upon by the CODM for that purpose." Please tell us why Dr. Chubachi is not a CODM under paragraph 12 of FAS 131.

6. Please identify the operating segments that were aggregated into the Electronics segment. Refer to paragraph 10-15 of FAS 131. Also, tell us how these operating segments met each of the aggregation criteria under paragraphs 17(a)-(e) of FAS 131, including how these segments had similar economic characteristics.

7. Please refer to your press release dated September 22, 2005. We note that the current network companies were reorganized into five business groups, two units, one division and two development groups. Please tell us how this reorganization impacted your operating and reportable segments referred to in our previous comments.

8. In order for us to better understand your reportable segments, please provide us a detailed organizational chart that clearly identifies reporting relationships between the CODM and *each operating segment*, along with its respective segment manager. Also, tell us how the chart at www.sony.net/SonyInfo/CorporateInfo/data/organization.html relates to this organization chart.

* * * *

Please respond to these comments within 10 business days via EGAR or tell us when you will provide us with a response. You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384. if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: William Gorin via FAX (212) 255-2000
    Nicole Seligman via FAX (212) 833-5215